Rebecca DiStefano
Tel. 561.955.7654
Fax 561.367.6254
distefanor@gtlaw.com

January 3, 2012

VIA EDGAR TRANSMISSION
Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Brekford Corp. Form 10-K for the fiscal year ended December 31, 2010 Filed February 24, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 1, 2011 File No. 0-52719

Dear Mr. Spirgel:

On behalf of our client, Brekford Corp. (the “Company”), included is the Company’s response to the comments raised by the Staff of the Division of Corporation Finance by letter dated December 20, 2011 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Condensed Consolidated Balance Sheet, page 3

Condensed Consolidated Statements of Cash Flows, page 5

1.
We note that your allowance for receivables from citations issued, increased from $12,076 at December 31, 2010 to $240,529 at September 30, 2011. Please tell us the difference between the non-cash bad debt expense of $96,212 as reported in the Statement of Cash Flows and the net change of $228,453 in the allowance for receivables from citations issued.

Response:

As more particularly discussed in the response to Comment 3, the Company records revenue and the corresponding receivable from automatic traffic violations gross rather than net.  At the time the revenue is recorded, the Company also books a corresponding payable and cost of sales for the amount that will be paid to the respective municipality.  No amounts are payable to the municipality unless the violation is collected.  Therefore, the allowance for receivables is recorded gross with an offset to reduce the payable to the municipality for the amount the Company does not expect to collect, and the difference is posted to bad debt expense.

Condensed Consolidated Statements of Operations, page 4

Results of Operations for the Nine Months Ended September 30, 2011 and 2010 Compared, page 16

Results of Operations for the Three Months Ended September 30, 2011 and 2010 Compared, page 17

Larry Spirgel, Assistant Director
Securities and Exchange Commission
January 3, 2012

2.             Please describe in the MD&A how bad debt expense impacted the pertinent expense item in the Condensed Consolidated Statements of Operations and the reason for the increase.

Response:  In the Company’s future filings, the Company anticipates that it will expand its MD&A discussions to include the impact of the bad debt expense.

For example, the Company’s 10Q for the period ended September 30, 2011 MD&A could have been stated as follows:

Selling, General and administration expenses for the nine months ended September 30, 2011 amounted to $1,154,945 as compared to $579,574 for the nine months ended September 30, 2010, an increase of $575,370 or 99.30% due to an increase in operating cost for the establishment of the automated traffic enforcement group.  Selling and related expense increases were directed towards public outreach programs. Other G&A expenses include interest expense on the equipment finance and depreciation costs related to the company assets, bad debt expenses, legal costs, professional fees, other corporate expenses increased due to increase in spending to support the revenue growth.  The increase in the bad debt expense during the period reported was due to an increase in the number of automated speed contracts resulting in the increase in the number of violations being issued and the allowance estimated.

3.             We note that the Company records revenue related to automated traffic violations for the full amount of the violation. Additionally, the amount to be paid to the respective municipality for the amount of the fine to be collected is recorded as cost of revenue. Tell us your basis for presenting revenues gross versus net.

Refer to ASC 605-45-45.

Response:  Automatic Traffic Enforcement Revenue Recognition

The Company has developed automated traffic safety violation camera/radar systems.  These systems can capture speed and red light violations.  To capitalize on this product, the Company has entered into contracts with various municipalities to place the Company’s camera systems in certain targeted locations.  The camera systems are owned, placed in service, monitored, and serviced by the Company.  Traffic violations captured by the camera systems are collected by the Company for processing.  Once the violation is properly verified a ticket is generated and sent, by the Company, to the owner of the vehicle registration.  The dollar amounts of the respective violation are fixed by state law. In the spring of 2009, the Maryland State General Assembly passed Maryland Transportation Law Section 21-809, allowing the use of "photographic speed-monitoring systems". As a result of this legislation, the Maryland Transportation authorities approved the use of photographic speed-monitoring systems in its school zones. A photographic speed-monitoring system is a speed-measuring system that works in conjunction with a photographic video, or electronic camera to automatically measure the speed and produce photographs or digital images of vehicles violating a speed limit or speed restriction and were determined by a study that was performed to determine an amount that would be paid without the violator requesting a court appearance.  The Company collects 100% of the violation amount.   Once the violation is collected by the Company, the amount is split between the respective municipality and the Company according to the terms of the contract.  The Company tracks collection of all violations and sends second notices on violations that become past due.  There is an additional late fee added to these violations that is fully retained by the Company.  No amounts are due to the respective municipality and the municipality has no liability to the Company for violations not collected.  The revenue recognition process is considered complete once the respective violation is verified and can be billed to the offender.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
January 3, 2012

In establishing the related revenue recognition policy the Company has considered the indicators for gross versus net reporting as listed in ASC 605-45-45.  The eight indicators related to gross revenue recognition were considered as follows:  Subparagraph 45-4 - The Company is responsible for fully providing the service, and equipment.  The Company bears all the risk related to the transaction as it has incurred the expense of the camera systems, and all the violation processing expenses regardless of the captured violation being verified and collected.  Subparagraphs 45-5 to 45-7 – While there is no inventory related to this transaction the Company does incur expenses in developing and maintaining the equipment, processing the data collected by camera systems, and generating verifiable tickets.  The Company’s only source of revenue related to these expenses is from the collection of the ticket from the offender.  The only involvement from the respective municipality is to provide a police officer to verify a violation.  The municipality bears no liability or incurs no expense in the entire process other than the police officer.  Subparagraph 45-8 - The Company enters into contracts with various municipalities which allow the Company to place its camera systems at predetermined locations.  While the dollar amount of the violation is fixed there is latitude in establishing the amount of the collection retained by the Company versus the amount paid to the municipality.  The Company considers this a fee paid to the respective municipality.  The fee is determined as part of the contract negotiation with the respective municipality and is integral to the overall net profitability of the product.   There are other providers of camera systems in the market, and each provider negotiates this fee as part of the contract negotiations.  Subparagraph 45-9 - The Company has physically developed the camera systems and performs all of the related services including modification of the system or processing services.  Subparagraphs 45-10 and 45-11 – The Company has full discretion in camera design and build.  Currently all tickets are processed in-house.  The entire process was developed by the Company, and the Company has full discretion in how violations are processed.  Subparagraph 45-12 – While there is no physical inventory related to these transactions, the Company bears sole responsibility for all costs in the process, and if the violation is never collected, the Company has no other source for collection.   Subparagraphs 45-13 and 45-14 – As discussed above, the Company bears the substantial portion of the credit risk associated with the transactions.  The only source of revenue comes from collected violations.  All costs of the transaction, with the exception of the payment to the respective municipality, are incurred before the violation is mailed to the offender.  Since the payment to the municipality is only due once the violation is collected there is no credit risk associated with this portion of the transaction.

As a result of this analysis, the Company has determined it is appropriate to recognize violations billed on a gross basis and considers the related amount to be paid to the respective municipality a fee for allowing the Company to place and operate its cameras inside that municipality.  As a result the portion of the collection to be paid to the respective municipality is recorded as a cost of sale which the Company believes provides the reader of the financial statements a better understanding of the full revenue and total costs associated with the automated traffic enforcement product.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

cc:           Mr. C.B. Brechin
Mr. Scott Rutherford
Ms. Vasu Ashwath